Exhibit 21
KIMBALL INTERNATIONAL, INC. AND SUBSIDIARIES
SUBSIDIARIES OF THE REGISTRANT

As of June 30, 2020, the subsidiaries of the Registrant were as follows:

Jurisdiction of Incorporation
Kimball Office, Inc.	Indiana
Kimball Furniture Group, LLC	Indiana
Kimball International Transit, Inc.	Indiana
Kimball Hospitality, Inc.	Indiana
National Office Furniture, Inc.	Delaware
Diseños de Estilo, S.A. de C.V.	Mexico
David Edward Furniture, Inc.	Indiana